

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile

December 2, 2010

Frederick E. Purches
Chairman and Chief Executive Officer
Parlux Fragrances, Inc.
5900 N. Andrews Ave., Suite 500
Fort Lauderdale, FL 33309

> **Re: Parlux Fragrances, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 5, 2010**
> **File No. 333-170380**

Dear Mr. Purches:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the nature and size of the transaction being registered relative to the number of shares outstanding held by non-affiliates, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Use of Proceeds, page 8

2. Please disclose the exercise price of the warrants overlying the common shares being registered for resale.

Selling SecurityHolders, page 9

3. With respect to the shares to be offered for resale by each selling securityholder that is a

legal entity, please revise to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that securityholder. See Question 140.02 of the Division of Corporation Finance's Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

4. Please revise to indicate the nature of any position, office, or other material relationship which the selling securityholder has had within the past three years with you or any of your predecessor or affiliates pursuant to Item 507 of Regulation S-K.

5. Explain briefly how each selling securityholder received the securities being registered for resale.

6. If a selling securityholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling securityholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus.

7. If a selling securityholder is an affiliate of a broker, include disclosure that this broker-dealer's affiliate:

    •   Purchased in the ordinary course of business the securities to be sold.

    •   Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

    If you are unable to make the representations noted above in the prospectus, please state in the prospectus that the selling securityholder is an underwriter.

Exhibit 5.1

8. We note that your opinion states that shares being registered for resale underlie "currently exerciseable and outstanding" warrants. However, the footnotes to the selling securityholder table seem to indicate that some of the shares being offered underlie warrants that are not yet exerciseable.

9. Please remove the assumption in subparagraph (ii) on the second page of the opinion.

10. We note the date limitation on page 2. Please note that counsel may be required to provide another legal opinion dated closer to the date of effectiveness or counsel may delete the date restriction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Jonathan L. Awner, Esq. (*Via Facsimile 305/374-5095*)
Akerman Senterfitt
One Southeast Third Avenue, 25th Floor
Miami, Florida 33131